UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549




                            FORM 11-K



   FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
    SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934

    [X]    For annual reports of employee stock
           purchase, savings and similar plans pursuant to Section 15(d) of the Securities Exchange
           Act of 1934

           For the fiscal year ended December 31, 2001

                               or

    [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the transition period from        to


                 Commission File Number 1-14768


                       NSTAR SAVINGS PLAN
                    (Full title of the plan)



                             NSTAR
  (Name of issuer of the securities held pursuant to the plan)



        800 Boylston Street, Boston, Massachusetts  02199
            (Address of principal executive offices)




                REPORT OF INDEPENDENT ACCOUNTANTS


To the Retirement Plans Committee:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NSTAR
Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended
December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) at December 31, 2001 and reportable transactions for the year ended
December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of
1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note A, on March 30, 2001, the NSTAR
Negotiated Savings Plan for Office, Technical and Professional
Employees, the NSTAR Negotiated Savings Plan for Production and
Maintenance Employees and the NSTAR 401(k) Plan merged into the Plan.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 28, 2002
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
                       NSTAR SAVINGS PLAN

         Statements of Net Assets Available for Benefits
                         (in thousands)



                                                  December 31,
                                                2001         2000

Assets
Investments, at fair value:
  Registered investment company shares    $  334,124    $   70,206
  NSTAR Common Share Fund                    171,120        44,863
  Fidelity Brokerage Link                     14,922         4,652
  Loans to participants                       12,964         1,680

    Total investments                        533,130       121,401

Other assets:
  Receivables -
    Employee contributions                       262            44
    Employer contributions                       165            24

      Total other assets                         427            68

Net assets available for benefits         $  533,557    $  121,469
                                           ==========   ==========











The accompanying notes are an integral part of these financial statements.

                       NSTAR SAVINGS PLAN

    Statement of Changes in Net Assets Available for Benefits


                Plan year ended December 31, 2001
                         (in thousands)


Additions to net assets attributed to:
  Investment income
    Interest and dividends -
      Registered investment company shares                        $  6,815
      NSTAR Common Share Fund                                        6,715
      Fidelity Brokerage Link                                          166
      Interest on participant loans                                    871
                                                                    14,567
  Net appreciation (depreciation) in fair value of investments:
      NSTAR Common Share Fund                                       21,482
      Registered investment companies                               (9,867)
      Fidelity Brokerage Link                                       (2,160)
                                                                     9,455
  Contributions:
    Employee                                                        17,411
    Employer                                                         7,105
                                                                    24,516

        Total additions, net                                        48,538

Deductions from net assets attributed to:
  Benefits paid to participants or beneficiaries                    39,098
  Deemed distributions from participant loans                          325
    Total deductions                                                39,423

Net increase in net assets available for benefits
  prior to merger                                                    9,115

Merger of net assets from other NSTAR savings plans                402,973
  (Note A)

Net increase in net assets available for benefits                  412,088

Net assets available for benefits:
  Beginning of year                                                121,469

  End of year                                                     $533,557
                                                                  ========






The accompanying notes are in integral part of these financial statements.

                       NSTAR SAVINGS PLAN

                  Notes to Financial Statements

A.  Summary

The following description of the NSTAR Savings Plan (the "Plan") provides only general information. Eligible employees' ("Participants") benefits under this Plan are determined in accordance with the Plan document. Effective January 1, 2000, the current Plan name was adopted following a corporate merger in August 1999 and replaced the former Boston Edison Savings Plan. Features of the Plan are described below.

The Plan is administered by the Retirement Plans Committee ("Committee"), which is empowered to decide questions of eligibility and make other interpretations under the Plan in its discretion, and in general to administer the operation of the Plan. In addition, the Executive Personnel Committee of the Trustees of NSTAR, the Plan sponsor, has the responsibility to appoint and remove the Plan Trustee. Members of the Committee and the Pension Management Committee select investment funds, employ Plan advisors, appoint investment managers and generally establish policies, including funding and investment policies, for the Plan. The Pension Management Committee also has the responsibility to implement these policies and generally to monitor the operations of the Plan and the Plan Trustee.

The Plan investments are held in trust by Fidelity Management Trust Company ("Fidelity"), the Plan's trustee and record keeper. The Trustee retains the Plan assets, provides records of Plan activity and makes distributions as instructed by the Committee or its designee.

On March 30, 2001, the NSTAR Negotiated Savings Plan for Office, Technical and Professional Employees, the NSTAR Negotiated Savings Plan for Production and Maintenance Employees and the NSTAR 401(k) Plan were merged into the Plan. Effective April 2, 2001, all participants in those plans became Participants in the NSTAR Savings Plan. Net plan assets of $50,910,000, $88,647,000 and $263,416,000 were transferred from the NSTAR Negotiated Savings Plan for Office, Technical and Professional Employees, the NSTAR Negotiated Savings Plan for Production and Maintenance Employees and the NSTAR 401(k) Plan, respectively, into the Plan.

General

NSTAR (the "Company") is an energy delivery company serving approximately 1.3 million customers in Massachusetts including more than one million electric customers in 81 communities and 246,000 gas customers in 51 communities. Common Shares of NSTAR are listed on the New York and Boston stock exchanges under the trading symbol of NST.

The Plan was originally established in 1986 and provides retirement benefits for participating eligible employees through a program of salary-reduction contributions and limited matching employer contributions. The Plan has been amended from time to time thereafter. The Plan is a defined contribution plan subject to the rules and regulations of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is qualified under section 401(a) of the Internal Revenue Code (the "Code") and utilizes the special federal income tax deferral features of section 401(k) of the Code.

Participation

Active NSTAR employees who are full-time or part-time who are regularly scheduled to work at least twenty hours per week, are eligible to participate in the Plan.

Contribution Policy

Employees who participated in the Plan prior to April 2, 2001 elected to make contributions of at least 2% but not more than 15% of their pretax annual compensation as defined in the Plan. Effective April 2, 2001, Participants in the merged Plan can elect to make contributions of at least 1% but not more than 17% of their pretax annual compensation as defined in the Plan up to the annual Internal Revenue Service dollar limit ($10,500 in 2001). Participants can change contributions at any time. Participants are immediately fully vested in and have a non-forfeitable right to the value of their contributions and company matching contributions. On January 1, 2000, a Plan amendment changed the company matching contribution feature of the Plan to equal 50% up to the first 8% of a Participant's eligible compensation invested through payroll deductions directed into the Plan. Effective with this amendment, the matching funds were restricted and invested only in the NSTAR Stock Fund and any contributions and earnings thereon were restricted from being transferred to other available Plan funds. These restrictions on transferring funds out of the renamed NSTAR Common Share Fund were removed from the Plan effective April 2, 2001.

Investments

Prior to April 2, 2001, investments in the Plan were directed by the Plan Participants to nine investment choices offered under the Plan: seven mutual funds (Asset Manager, Magellan, Retirement Government Money Market, Spartan U.S. Equity Index, Intermediate Bond, International Growth and Income and Disciplined Equity) managed by Fidelity, the NSTAR Stock Fund and Fidelity Brokerage Link. Fidelity Brokerage Link is a self-directed brokerage account through which Participants are able to invest in a variety of securities, including stock, bonds, mutual funds and certificates of deposit.

Effective April 2, 2001, the NSTAR Savings Plan began offering twelve investment choices: eight Fidelity-managed investment options described above, excluding the Disciplined Equity Fund and including the Growth Company and Mid-Cap Stock Funds, a Vanguard growth and income mutual fund, a Morgan Stanley growth-oriented mutual fund, Fidelity Brokerage Link and the renamed NSTAR Common Share Fund. Participant contributions and investment earnings remain available for Participant direction.

Investments at fair value are summarized below.  Investments representing more than 5% of Plan assets are listed separately
(in thousands):
                                              December 31,
                                          2001            2000
Registered Investment Companies:
  Fidelity Asset Manager              $ 58,190        $ 11,819
  Fidelity Magellan                     78,401          33,809
  Fidelity Retirement Government
    Money Market                        43,710           5,518
  Fidelity Spartan U.S. Equity Index    22,397          11,558
  Vanguard Windsor II                   77,144               -
  Other registered investments          54,282           7,502

Total registered investment companies  334,124          70,206

Fidelity Brokerage Link                 14,922           4,652

NSTAR Common Share Fund #              171,120          44,863

Participant loans receivable            12,964           1,680

Total investments *                   $533,130        $121,401
                                      ========        ========


* All investments listed above represent parties-in-interest to the Plan, except Vanguard Windsor II and other registered investments
# Partially non-participant directed (see Note C)

Participants' Accounts

Each Participant account is credited with their contribution and an allocation of Plan earnings (based on the Participant's account balance). The Company matching contribution is invested in the NSTAR Common Share Fund and a Participant may transfer balances in this Fund to any of the Plan's other investment options effective April 2, 2001.

Vesting

Participants are fully vested at all times in the entire balance of their own contributions to the Plan and are immediately vested in the Company match.

Receiving Payments from the Plan

Participants may be eligible to take a withdrawal from the Plan depending on the assets in their Member Account, Rollover Account, Company Account and Pay Deferral Account and their particular circumstances. While actively employed at NSTAR, withdrawals from accounts are restricted by the Internal Revenue Service due to the Plan's tax advantages.

Effective April 2, 2001, upon termination of employment, Participant account balances may be paid in a lump-sum or payment may be deferred until age seventy and one-half.

Plan Termination

The Plan was established with the intent of continuing it indefinitely. The Executive Personnel Committee reserves the right to terminate, suspend, withdraw, amend or modify the Plan in whole or in part for any reason at any time subject to applicable laws. If the Plan, that now continues, is terminated or there is a complete discontinuance of contributions, Participants will continue to be fully vested in their account balances. Distributions will be made upon Plan termination to the extent consistent with continued qualification of the Plan under the Code of 1986, as amended. The Code places restrictions on plan termination distributions in the case of a plan such as the Plan, if the employer continues to maintain another similar plan.

Because Participant benefits depend solely on the amount in individual accounts, the Plan was not insured by the Pension
Benefit Guaranty Corporation under Title IV of ERISA.

Participant Loans

Participants in the Plan may obtain a loan from the balance in their account. The loan may not be less than $1,000 nor exceed the lesser of $50,000 or 50% of the market value of the Participant's account. Loans must be repaid to the Participant's account over a period not to exceed five years (unless the loan is for the purchase of a principal residence) via payroll deductions. Both the principal and interest on the loan are repaid to the borrower's account. The annual interest rate on a loan will be the Prime Rate as of the prior January 1 and is fixed for the term of the loan.

B.  Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Plan's financial statements have been prepared under the accrual method of accounting and in accordance with the rules and regulations of ERISA. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investments Valuation

Plan investments held by Fidelity, Vanguard and Morgan Stanley Dean Witter are stated at fair value. Fair value of shares of registered investment companies represent the net asset value of such shares as of the close of business at the end of the period. Fair value of NSTAR common shares are based on the last quoted market price as of the close of business at period end. Fair value of the Fidelity Brokerage Link Account assets, which consist primarily of registered investment companies, are determined using the methods stated above. Participant loans are valued at cost plus interest which approximates fair value.

Income Recognition

Income of the NSTAR Common Share Fund consists primarily of dividends on its common shares. The allocation of each Plan investment fund's earnings to a Participant's account is based on the percentage of the Participant's units in the fund's Plan investment and is allocated daily. Capital gain distributions are included in dividend income. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

Net Appreciation/(Depreciation) in the Fair Value of Investments

Gains and losses are realized upon distributions (including withdrawals) to Participants and the transfer of all or a portion of a Participant's account between investment choices. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Salary reduction contributions made on behalf of Participants and matching Company contributions are recorded in the period payroll deductions are made from Participants. Contributions receivable at December 31, 2001 and 2000 represent amounts withheld from Participants and the corresponding matching Company contributions subsequently deposited to the Plan in the following month.

Distributions and withdrawals

Distributions and withdrawal payments are recorded when paid.

Transfers Between Investment Choices

Plan Participants may, with certain limitations, elect to transfer their elective contribution account balances from any investment option or options to any of the other options offered by the Plan on a daily basis. Refer to Note A for a change to the Plan's Contribution Policy effective in 2001.

C.  NSTAR Common Share Fund

Information about the significant components of the changes in net assets relating to the NSTAR Common Share Fund is
as follows (in thousands):
                                                 Year Ended
                                          December 31, 2001
   NSTAR Common Share Fund
   Beginning of year                              $  44,863
   Changes in Net Assets -
     Interest and dividends         $  6,885
     Contributions                     8,735
     Net appreciation                 21,482
     Benefits paid to Participants   (11,674)
     Merger of Plans                 118,948
     Loans to Participants            (3,396)
     Interfund transfers             (14,723)       126,257
   End of year                                    $ 171,120*
                                                    =======

* Includes participant and nonparticipant-directed investments

D.  Expenses

Brokerage fees, commissions, stock transfer taxes and other expenses in connection with the purchase, sale or distribution of securities for each fund may be charged to such fund. Any expense of litigation may be paid by the Plan Trustee and charged to the Trust Fund or to the investment fund or funds to which the litigation relates. Expenses and charges incurred in the administration of the Plan are generally paid by the Company. An administrative fee relating to the issuance of Plan loans is paid by Plan Participants.

E.  Related Party Transactions

Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Common Shares of NSTAR and the Fidelity Funds are parties-in-interest as that term is defined in section 3(14) of ERISA.

F.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per these financial statements to the Form 5500 at
December 31, 2001 and 2000 (in thousands):
                                           2001          2000

 Net assets available for benefits
    per these financial statements     $533,557      $121,469

 Less:  Contributions receivable            427            68

 Net assets available for benefits
  per the Form 5500                    $533,130      $121,401
                                       ========      ========

The following is a reconciliation of contributions received per these financial statements to the Form 5500 for the year ended
December 31, 2001 (in thousands):
                                                         2001

 Contributions per these financial statements        $ 24,516

 Add:   Contributions receivable at the
        beginning of the year                              68
 Less:  Contributions receivable at the
        end of the year                                   427

 Contributions per the Form 5500                     $ 24,157
                                                     ========


Contributions are recorded on the Form 5500 when received.

G.  Tax Status

The Internal Revenue Service has determined and informed management by a letter dated May 15, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan administrator and tax counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

H.  Subsequent Event

Effective January 1, 2002, Participants may contribute from 1% to 50% of their compensation on a pre-tax basis, up to the annual IRS limit of $11,000 in 2002 (for the 2001 Plan year, the maximum amount was 17%, up to the IRS limit of $10,500). This limit will increase by $1,000 each year thereafter until it reaches $15,000 in 2006. After 2006, the maximum amount will be adjusted for inflation in $500 increments.

In addition, starting in January 2002, Participants have the option of reinvesting dividends paid on the NSTAR Common Share
Fund or receiving such dividends in cash.

Effective April 1, 2002, Participants will be able to elect pre-tax "catch-up" contributions to the Plan if they are at least age 50 by December 31, 2002. Catch-up contributions are additional pre-tax contributions for Participants who are at least age 50 or older during the plan year and are contributing the maximum IRS limit ($11,000 for deferral in 2002) or the Plan's pre-tax contribution limit (50% of eligible compensation in 2002). Starting in 2002, the maximum annual pre-tax catch-up contribution is $1,000. The catch-up contribution will increase to $2,000 in 2003, $3,000 in 2004, $4,000 in 2005, and $5,000 in
2006. After 2006, the catch-up contribution will be adjusted for inflation in $500 increments.

                                          Supplemental Schedule I
                                          Employer Identification
                                               Number: 04-3466300
                                               Plan Number: 52709




                       NSTAR SAVINGS PLAN

            Schedule of Assets (held at end of Year)
                         (in thousands)

                 Schedule H, Line 4i - Form 5500
                        December 31, 2001

                                                      Current
Name of Issuer and Title of Issue          Cost         Value
Fidelity Mutual Funds*:
  Asset Manager                       $  58,961     $  58,190
  Magellan                               75,644        78,401
  Retirement Government Money Market     43,710        43,710
  Spartan U.S. Equity Index              21,233        22,397
  Intermediate Bond                      11,184        11,218
  International Growth & Income          12,039        11,321
  Growth Company                         11,816        12,083
  Mid-Cap Stock                          11,484        11,146

    Total Fidelity Mutual Funds         246,071       248,466

Vanguard Windsor II                      69,750        77,144

MSI Small Corporate Growth                7,584         8,514

Fidelity Brokerage Link*                 14,922        14,922

NSTAR Common Share Fund*                 88,772       171,120

                                      $ 427,099     $ 520,166
                                      =========     =========
Participant Loans*

  (Rates of 6.0% to 10.5%)            $  12,964     $  12,964

Total                                 $ 440,063     $ 533,130
                                      =========     =========

* Represent parties in interest to the Plan

                                         Supplemental Schedule II
                                          Employer Identification
                                               Number: 04-3466300
                                               Plan Number: 52709




                       NSTAR SAVINGS PLAN

              Schedule of Reportable Transactions*
                  Year ended December 31, 2001
            Schedule H, Part IV, Line 4j - Form 5500




                                                                      Current
                                                                      Value On
              Purchase     Selling     Cost of    Expenses   Lease   Transaction      Net
Description    Prices       Prices      Asset     Incurred   Rental      Date       Gain/Loss

Series of
transactions:

NSTAR
Common
Shares       $12,461,142 $33,350,097  $28,555,788                     $45,811,239  $4,794,309






* Transactions or a series of transactions in excess of 5% of the Plan's assets at December 31, 2000, as defined in Section
2520.103-6 of the Department of Labor's Rules and Regulations and Disclosure under ERISA.







                            SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plans Committee of the NSTAR Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      NSTAR Savings Plan




Date:  June 28, 2002         /s/ Timothy R. Manning
                             Senior Vice President - Human Resources
                             and on behalf of the
                             NSTAR Retirement Plans Committee

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